Exhibit 99.5

METAL STORM LIMITED ACN 064 270 006

CEO BULLETIN
Brisbane, Australia — 4 November 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Fellow Shareholders,
This CEO Bulletin arrives with you later than I intended, but the delay is for good reason. The Company has been concentrating its efforts on both contract delivery and a high level of sales and marketing activity, all of which adds to our future prospects.
I will deliver this CEO Bulletin in two parts, in the interests of getting news to you more quickly and concisely. This first part will cover business development, marketing and corporate development activities, while the second part will cover contracts and product development updates.
First, however, I would like to extend my thanks to all those who participated in the Rights Issue. The Rights Issue raised over $2.4M, which is an excellent result in itself. Thank you all for your support of the Company at this crucial time, as we bring the first of our weapons into production.
In addition, several existing and prospective shareholders entered into parallel Share Placement Agreements totalling $1.7M on exactly the same terms as the Rights Issue. This essentially acted as a “back-up” if the Rights Issue wasn’t fully subscribed. Using part of this “back-up” we placed all remaining shares under the Rights Issue, bringing the total raised to 100%, at just over $3.1M.
I would particularly like to extend the thanks of the Board on behalf of all our shareholders to these “SPA” shareholders who entered into back-up share placement agreements. The “SPA” shareholders could have just as easily put their money directly into the Rights Issue — but this would have created an oversubscription, causing a scale back to the many other Rights Issue subscribers who asked for more shares than their entitlement. Instead, these “SPA” shareholders effectively subordinated themselves to allow the other shareholders to subscribe to the limit of their appetite, while they covered any remaining shortfall.
As we did not use all of the capacity in the Share Placement Agreements, I intend to hold an EGM to seek approval to take up that remaining capacity, being up to a $1.1M investment from one of the “SPA” shareholders on the same terms as the Rights Issue. The Notice of Meeting will be received by shareholders shortly.
MARKETING
Marketing opportunities are prevalent at this time of year, with the Company participating in three major conferences.
In September Metal Storm exhibited at the Modern Day Marine show in Quantico, Virginia. This is one of our favourite shows as it attracts a high level of attendance from active duty marines, as well as those now involved in weapon selection and procurement. Our stand was busy, with the MAUL once again a standout attraction.
In October we exhibited as a part of Team Australia at the Association of the US Army (AUSA) Exposition in Washington DC. This large, important exhibition attracts a worldwide attendance. Our display was once again popular, attracting a significant number of interested delegates. In this picture from AUSA you can see a Lt Colonel from the Australian Defence Force explaining the virtues of the MAUL to a US Army audience. It’s gratifying when our sales team can step back and watch the military experts explain the benefits of MAUL to each other without our help!

Metal Storm Limited
ACN 064 270 006
On November 16 to 19 we will be exhibiting at the Australian Land Warfare Conference (LWC) in Brisbane. Metal Storm has a double stand — number 101 — and we welcome all visitors to attend. In addition to current 3GL and MAUL, we will have current multi-barrel systems on display, plus the original “Bertha” — the “1 million round per minute” gun that first launched Metal Storm onto the world stage.
At LWC we will be offering a very special opportunity to all those who visit our stand. Each visitor will be given a chance to win a day as part of the Metal Storm weapons testing team. The prize will include a visit to an outdoor range, with the winner firing the 3GL 40mm 3 shot grenade launcher as well as a number of other weapons, including a .308 sniper rifle, a .357 magnum revolver and a 9mm semi-automatic pistol. It will be a unique experience!
BUSINESS DEVELOPMENT
October has been particularly busy in the business development arena. In addition to the AUSA conference the Company has hosted two high level foreign delegations reviewing the potential to purchase Metal Storm weapon systems.
These separate delegations each included Ministerial level participants as well as senior decision makers. One represented a foreign military organization, and one represented a different foreign law enforcement organization.
Each visit spanned several days. In addition to presentations and business discussions, Metal Storm performed a series of demonstration firings of 3GL and fully automatic 40mm weapons, and delegates also took part in test firing the weapons.
Both visits went very well and communication is continuing on the potential procurement of a volume of Metal Storm weapons systems by these organisations.
STRATEGY & PERSONNEL
Metal Storm is now gearing itself as a weapon production company, rather than just a weapon R&D company.
As part of this process, and within our financial limits, we are gearing up our business development capabilities worldwide. The first step is the appointment of Mr George Orrison to MSI as Sales Director for North America. George has substantial experience in defence industry sales and marketing, including 5 years from 2004 to 2009 as a Director of Marketing for Qinetiq North America. He has excellent contacts in the US DoD, which will be of great benefit to MSI moving forward.
The Metal Storm Board has appointed Mr William Henkel as a director of Metal Storm Limited. Mr Henkel has served as a director and Chairman of Metal Storm Inc, and assisted with leading MSI through the US financial crisis over the past 2 years. He has worked for Merrill Lynch advising clients on mergers and acquisitions and has substantial experience of the US financial markets.
Earlier in his career Mr Henkel served on the personal staffs of Presidents Nixon, Ford and Regan His duties included creating the global schedule of events to communicate the Agenda, Polices and Programs of each of these Presidents, both at home and overseas. He maintains an excellent contact network that will be of significant ongoing benefit to the Company.
In Australia we have appointed Ms Samara Jolley as Program Manager for the MAUL delivery to the Department of Corrective Services, Papua New Guinea. Samara is a professional project manager. Her career includes employment with BAE Autonomous Systems Group. She has also been a consultant to the ADF Aerospace Operations Support Group where she was Task Coordinator for the

Metal Storm Limited
ACN 064 270 006
Blackhawk Helicopter flight tests, and was an Assistant Project Manager on Project AIR900, managing the ADF Helicopter Fleet. She began her career as an officer in the ADF.
I look forward to providing the second part of this Bulletin shortly.
Dr Lee J Finniear
CEO
Metal Storm Limited
www.metalstorm.com
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.